February 1, 2007

VIA OVERNIGHT MAIL

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re:	Mellon Institutional Funds Investment Trust SEC File No. 811-04813

Ladies and Gentlemen:

On behalf of Mellon Institutional Funds Investment Trust (the “Registrant”) and pursuant to Rule 17g-1 of the Investment Company Act of 1940 and paragraph (g)(1) thereunder, we enclose the following fidelity bond documentation for filing with the Commission:

1.	Endorsement No. 7 referencing the increase in the Limit of Liability to be $5,900.000.

2.	A copy of the Registrant’s fidelity bond (including Endorsement Nos. 1 – 6) issued by Chubb Group of Insurance with a limit of liability of $5,750,000*; and

3.	A copy of the resolution of a majority of the Board of Trustees of the Registrant approving the form and the amount of the bond*.

*Incorporated by reference to the Rule 17g-1 filing on June 8, 2006.

Sincerely,

/s/ BARBARA A. MCCANN

Barbara A. McCann
Secretary and Vice President

Enclosures

cc:	Peter M. Sullivan, Esq. Christopher P. Harvey, Esq.

FEDERAL INSURANCE COMPANY

Endorsement No. 7

Bond Number: 81906614

NAME OF ASSURED: MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$5,900,000	$0
2. On Premises	$5,900,000	$50,000
3. In Transit	$5,900,000	$50,000
4. Forgery or Alteration	$5,900,000	$50,000
5. Extended Forgery	$5,900,000	$50,000
6. Counterfeit Currency	$5,900,000	$50,000
7. Threats to Person	$5,900,000	$50,000
8. Computer System	$5,900,000	$50,000
9. Voice Initiated Funds Transfer Instruction	$5,900,000	$50,000
10. Uncollectible Items of Deposit	$25,000	$5,000
11. Audit Expense	$25,000	$5,000
12. Telefacsimile Instructions	$5,900,000	$50,000

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 22, 2007	By
Authorized Representative

ICAP Bond Form 17-02-1582 (Ed. 5-98)	Page 1